     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 1, 2001
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                SCHEDULE 14D-9/A

                                 (RULE 14d-101)

                                 AMENDMENT NO. 1

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------

                          CARDIAC PATHWAYS CORPORATION
                            (NAME OF SUBJECT COMPANY)

                          CARDIAC PATHWAYS CORPORATION
                      (NAME OF PERSON(s) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   141408 10 4
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               995 BENECIA AVENUE
                               SUNNYVALE, CA 94085
                                 (408) 737-0505
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ----------------

                               THOMAS M. PRESCOTT
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          CARDIAC PATHWAYS CORPORATION
                               995 BENECIA AVENUE
                               SUNNYVALE, CA 94085
                                 (408) 737-0505
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
     OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                        THE PERSON(S) FILING STATEMENT)

                                ----------------

                                   Copies to:
                             CHRIS F. FENNELL, ESQ.
                              MICHAEL S. DORF, ESQ.
                           CHRISTIAN E. MONTEGUT, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                               PALO ALTO, CA 94304
                                 (650) 493-9300

                                ----------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

         This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of Cardiac Pathways Corporation (the "Company") filed with the Securities and Exchange Commission on July 10, 2001.

          Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

ITEM 8. ADDITIONAL INFORMATION

         Item 8 is hereby amended by adding the following paragraph: "The waiting period with respect to Offer by Purchaser under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") expired at 11:59 p.m. on July 26, 2001. Accordingly, all applicable domestic and foreign antitrust obligations have been complied with and the condition to the Offer requiring the expiration or termination of the waiting period under the HSR Act has been satisfied."

ITEM 9. EXHIBITS.

Exhibit 1      Offer to Purchase, dated July 10, 2001 (incorporated by reference to Exhibit (a)(1)(i) to the
               Schedule TO).*

Exhibit 2      Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).*

Exhibit 3      Agreement and Plan of Merger, dated as of June 28, 2001, among Boston Scientific Corporation,
               Adam Acquisition 2001 Inc. and Cardiac Pathways Corporation (incorporated by reference to
               Exhibit (d)(i) to the Schedule TO).*

Exhibit 4      Letter to Stockholders, dated July 10, 2001.*

Exhibit 5      Stock Purchase Agreement, dated as of June 28, 2001, among Boston Scientific Corporation, Morgan Stanley
               Venture Partners III, L.P., Morgan Stanley Venture Investors III, L.P., Morgan Stanley Venture Partners
               Entrepreneur Fund, L.P., Bank of America Ventures and BA Venture Partners.*

Exhibit 6      Stockholder Agreement, dated as of June 28, 2001, among Van Wagoner Capital Management, Boston Scientific
               Corporation and Adam Acquisition 2001 Inc.*

Exhibit 7      Stockholders Agreement, dated as of June 28, 2001, among William N. Starling, Thomas M. Prescott,
               Anchie Y. Kuo, M.D., Richard E. Riley, Randall Sullivan, Eldon M. Bullington, Robert K. Weigle, Boston
               Scientific Corporation and Adam Acquisition 2001 Inc.*

Exhibit 8      Joint Press Release, dated June 28, 2001, of Boston Scientific Corporation and Cardiac Pathways Corporation.*

Exhibit 9      Fairness Opinion of Dain Rauscher Wessels.*

Exhibit 10     Executive Employment Agreement between Cardiac Pathways Corporation and Thomas M. Prescott.*

Exhibit 11     Executive Employment Agreement between Cardiac Pathways Corporation and Eldon M. Bullington.*

Exhibit 12     Executive Employment Agreement between Cardiac Pathways Corporation and Richard E. Riley.*

Exhibit 13     Executive Employment Agreement between Cardiac Pathways Corporation and Robert K. Weigle.*

Exhibit 14     Executive Employment Agreement between Cardiac Pathways Corporation and Randall Sullivan.*

Exhibit 15     Executive Employment Agreement between Cardiac Pathways Corporation and Michael N. Forrest.*

Exhibit 16     Agreement between Cardiac Pathways Corporation and Thomas M. Prescott dated February 29, 2000 amending, among other things, certain loan arrangements between Cardiac Pathways and Mr. Prescott.*

Exhibit 17     Joint Press Release, dated July 31, 2001, of Boston Scientific Corporation and Cardiac Pathways Corporation.

* Previously filed with Cardiac Pathways' Schedule 14D-9 filed on July 10, 2001.




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


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 2001                   Cardiac Pathways Corporation

                                         By:    /s/ Thomas M. Prescott
                                              --------------------------------
                                         Name:  Thomas M. Prescott
                                         Title: President and Chief Executive
                                                Officer


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